ACTION BY UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS
OF
FARM TO COAST COLLECTIVE, PBC

The undersigned, constituting all of the members of the Board of Directors (the "**Board**") of **FARM TO COAST COLLECTIVE, PBC**, a Delaware public benefit corporation (the "**Company**"), pursuant to Section 141(f) of the Delaware General Corporation Law, adopts the following resolutions by unanimous written consent:

SALE OF PREFERRED STOCK

WHEREAS, the Board deems it to be appropriate and in the best interests of the Company to raise up to an aggregate amount of $4,000,000 to fund the working capital requirements of the Company.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company are authorized and directed, for and on behalf of the Company, to sell and issue an aggregate of up to 4,000,000 shares of its Preferred Stock for the purchase price of $1 per share;

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to accept funds on behalf of the Company in return for the delivery of a Subscription Agreement from each purchaser substantially in the form attached hereto as **Appendix A**;

RESOLVED FURTHER, that the shares shall be offered, sold, and issued in reliance on any applicable exemption from registration provided by the Securities Act of 1933, as amended, and any applicable exemption under applicable blue sky laws, and that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and file any forms, certificates, notices, or other documents that are necessary or appropriate pursuant to federal or state securities laws;

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to take all such further action, as any such officer may deem necessary, proper, convenient, or desirable in order to carry out each of the foregoing resolutions and to fully effectuate the purposes and intents thereof, and that all actions taken by the officers of the Company to date, in connection with the foregoing resolutions, or otherwise, are hereby in all respects confirmed, ratified, and approved; and

RESOLVED FURTHER, that the resolutions herein supersede and replace the resolutions that were adopted under the heading "Sale of Preferred Stock" in a written consent by the Board dated as of December 17, 2019.

[Signature page follows.]

The undersigned has executed this Action by Unanimous Written Consent as of ______________________.

DocuSigned by:

Gregory Beale

79066C10AFF3415...

Gregory Beale

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "**Agreement**") is made as of [EFFECTIVE DATE] (the "**Effective Date**") by and between Farm to Coast Collective, PBC, a Delaware public benefit corporation (the "**Company**"), and [INVESTOR NAME] ("**Subscriber**").

Recital

The Company wishes to issue to Subscriber, and Subscriber wishes to acquire, Preferred Stock in the Company as described in the Company Certificate of Incorporation, attached hereto as **Exhibit A**, subject to the terms in this Agreement.

Agreement

1. **Subscription.** In consideration for Subscriber paying $$\$[AMOUNT] to the Company, Company hereby issues to Subscriber [SHARES] shares of Preferred Stock in the Company (the "**Shares**").

2. **Company Representations**. The Company hereby represents and warrants to Subscriber as of the Effective Date as follows:

(a) Organization, Good Standing and Qualification. The Company is a public benefit corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to issue and sell the Shares, to carry out the provisions of this Agreement, and to own and operate its properties and assets and carry on its business as presently conducted.

(b) Authorization; Binding Obligations. All corporate action on the part of the Company as necessary for the authorization of this Agreement, the performance of all obligations of the Company hereunder, and the authorization, sale, issuance, and delivery of the Shares pursuant hereto has been taken. This Agreement, when executed and delivered, will be a valid and binding obligation of the Company enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(c) Governmental Consents and Filings. No consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any federal, state, or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for state and federal securities filings required in connection with a Reg CF offering.

(d) Certificate of Incorporation. A true and complete copy of the Company's Certificate of Incorporation in effect at the time of the Company's execution of this Agreement is attached hereto as **Exhibit A**.

3.   Investment Representations. Subscriber hereby represents and warrants to the Company as follows:

(a)   <u>The Company May Rely on These Representations.</u> Subscriber understands that the Company's offer and sale of the Shares has not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), because the Company believes, relying in part on Subscriber's representations in this Agreement, that an exemption from such registration requirement is available for such sale. Subscriber understands that the availability of this exemption depends upon the representations Subscriber is making to the Company in this Agreement being true and correct.

(b)   <u>Subscriber Can Protect Its Interests.</u> Subscriber has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of Subscriber's investment in the Shares, and Subscriber can protect its own interests in this regard.

(c)   <u>Subscriber Recognizes Its Economic Risk.</u> Subscriber has fully reviewed the information the Company has provided in connection with the purchase and sale of the Shares, and Subscriber understands that the Company's future prospects are uncertain. Subscriber understands and is able to bear any economic risks involved in an investment in the Shares, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Shares.

(d)   <u>Subscriber Advised to Seek Representation.</u> Subscriber understands that nothing in this Agreement or any other materials presented to Subscriber in connection with the purchase and sale of the Shares constitutes legal, tax, or investment advice. The Company has advised Subscriber to consult with such legal, tax, and investment advisors as Subscriber, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Shares.

(e)   <u>Complete Information from Subscriber.</u> All information provided by Subscriber to the Company in connection with the purchase of the Shares is true, correct, and complete as of the date hereof, and if there should be any change in such information, Subscriber will immediately provide the Company with such information. Subscriber is not subject to backup withholding by the Internal Revenue Service (unless Subscriber provides written notice to the Company that it is subject to backup withholding).

(f)   <u>Authority; Binding Agreement.</u> Subscriber represents and warrants to, and covenants with, the Company that (i) Subscriber has full right, power, authority, and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Subscriber enforceable against Subscriber in accordance with its terms, except as enforceability may be limited by applicable law.

(g) <u>Indemnification.</u> Subscriber agrees to indemnify and hold harmless the Company and its agents, officers, and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Subscriber.

(h) <u>No Resale Without Registration or Exemption.</u> Subscriber has been advised that the Shares have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

(i) <u>Investment Purpose Only.</u> Subscriber is purchasing the Shares for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Subscriber has no present intention of selling, granting any participation in or otherwise distributing the same.

(j) <u>Accredited Investor.</u> If Subscriber has checked the box next to "Accredited Investor" on the signature page, Subscriber represents that it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

(k) <u>Unaccredited Investor.</u> If Subscriber has checked the box next to "Unaccredited Investor" on the signature page, Holder represents that Holder is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

(l) <u>Information from the Company.</u> Subscriber acknowledges that it has received all the information it has requested from the Company and it considers necessary or appropriate for deciding whether to purchase the Shares. Subscriber is familiar with the business that is conducted and is intended to be conducted by the Company, including financial matters related to the business. Subscriber represents that it has had an opportunity to ask questions and receive answers from the Company regarding the business and financial affairs of the Company and the terms and conditions of the offering of the Shares and to obtain any additional information necessary to verify the accuracy of the information given to Subscriber.

4.   Miscellaneous.

(a) <u>Notice.</u> Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company

Gregory Beale
President
555 S Main Street Ste 1
Sebastopol, CA 95472

Email: info@thebeale.group

If to Subscriber

To the address provided to the funding portal, Wefunder Portal LLC

(b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

(c) Further Assurances. Each party hereto shall execute and/or cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request for the purpose of carrying out or evidencing any of the transactions contemplated hereby.

(d) Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral. This Agreement may not be amended, modified, or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

(e) Assignment. Subscriber may not assign any of its rights nor delegate any of its obligations under this Agreement to any other person without the prior written consent of the Company. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of Subscriber's successors and assigns (if any).

(f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and both of which together shall constitute one and the same agreement.

(g) Electronic Signatures. Each party to this Agreement agrees that electronic signatures, whether digital or encrypted, to this Agreement are intended to authenticate this writing and to have the same force and effect as original manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

(h) Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: $[AMOUNT]_____

COMPANY:

Farm to Coast Collective, PBC

Founder Signature

Name: _____[FOUNDER_NAME]_____

Title: _____[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By:_____

Name: _____[INVESTOR NAME]_____

Title: _____[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:05 PM 12/16/2019
FILED 07:05 PM 12/16/2019
SR 20198673731 - File Number 7756178

Exhibit A

CERTIFICATE OF INCORPORATION OF FARM TO COAST COLLECTIVE, PBC a public benefit corporation

ARTICLE I

The name of the corporation is Farm to Coast Collective, PBC (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 3500 S. DuPont Highway, City of Dover, County of Kent, 19901 and the name of the registered agent of the Corporation in the State of Delaware at such address is GKL Registered Agents of DE, Inc.

ARTICLE III

The Corporation shall be a public benefit corporation as contemplated by subchapter XV of the Delaware General Corporation Law. The Corporation is intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner. The Corporation shall be managed in a manner that balances its stockholders' pecuniary interests, the best interests of those materially affected by the Corporation's conduct, and the public benefit or public benefits identified herein.

ARTICLE IV

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

The specific public benefit to be promoted by the Corporation is to socially and economically empower local small businesses and create community gathering spaces that support local farmers, chefs, and makers.

ARTICLE V

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (ii) 6,000,000 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The rights, preferences, privileges, and restrictions granted to or imposed on the Common Stock and the Preferred Stock are as follows. Unless otherwise indicated, references to "Sections" in this Article V refer to Sections of this Article V.

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1. **Definitions**.

1.1. "**Deemed Liquidation Event**" means (a) a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

1.2. "**Expenses**" means, for any fiscal year, any expenses (including any salary expenses) incurred by the Corporation in such fiscal year, as determined in accordance with the Corporation's standard accounting practices.

1.3. "**Net Revenue**" means, for any fiscal year, the Revenue for such fiscal year less the Expenses for such fiscal year; provided, however, that Net Revenue for any fiscal year shall not be less than zero.

1.4. "**Original Issue Price**" of a given share of stock of the Corporation means the purchase price for which such share of stock was issued, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to such share.

1.5. "**Permitted Repurchase**" shall mean the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Corporation or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares.

1.6. "**Post Dividend Net**" with respect to a given fiscal year means the result of the following calculation: the Net Revenue for such fiscal year minus the total dollar amount of the Base Preferred Dividends (defined below) declared on the Preferred Stock for such fiscal year.

1.7. **"Post Dividend Pool"** means the Post Dividend Net minus $100,000 and then multiplied by 20%.

1.8. **"Revenue"** means, for any fiscal year, any revenue received by the Corporation in such fiscal year, as determined in accordance with the Corporation's standard accounting practices.

1.9. **"Years of Ownership"** for a given share means the number reached by dividing the number of days since the share was issued or transferred to the current holder by 365.

2. **Dividends.**

2.1. For any fiscal year of the Corporation, holders of Preferred Stock shall be entitled to receive, solely when, as, and if declared by the Board of Directors, but in preference to any dividend or distribution on shares of Common Stock as provided in **Section 2.2** below, out of assets that are legally available therefor, a cash dividend on each outstanding share of Preferred Stock (**"Base Preferred Dividend"**).

If, for any fiscal year, the Board of Directors declares a Base Preferred Dividend per share of Preferred Stock equal to or greater than six percent (6%) of the Original Issue Price for each share, the Board of Directors shall determine the Post Dividend Net.

If the Post Dividend Net exceeds $100,000, the Board of Directors shall, to the extent it may legally do so, declare an additional dividend on each outstanding share of Preferred Stock equal to the Post Dividend Pool divided by the number of outstanding shares of Preferred Stock (the **"Excess Preferred Dividend"**).

No dividend declared on any share of Preferred Stock shall be cumulative, and for clarity, holders of Preferred Stock shall have no right to receive dividends for any fiscal year except to the extent that a dividend is declared for such fiscal year by the Board of Directors in its sole discretion.

The amount of the dividend on any share of Preferred Stock shall be prorated for the fiscal year in which such share is issued based on the portion of such fiscal year occurring after the issuance of such share.

2.2. So long as any shares of Preferred Stock are outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on the Common Stock unless each holder of Preferred Stock has received the Base Preferred Dividend and the Excess Preferred Dividend (if they are entitled to receive the Excess Preferred Dividend) for the immediately preceding fiscal year; provided, however, that neither of the following shall be considered a dividend or distribution for purposes of this **Section 2.2**: (i) any dividend on shares of Common Stock payable in the form of additional shares of Common Stock and (ii) any Permitted Repurchase.

2.3. For any fiscal year in which each holder of Preferred Stock receives the Base Preferred Dividend plus the Excess Preferred Dividend and each holder of Common Stock receives a per share dividend equal to that received by the holders of Preferred Stock, the holders of Preferred Stock shall be entitled to fully participate, on a per share basis, in any additional dividends paid to the holders of Common Stock with respect to such fiscal year.

3. **Liquidation, Dissolution or Winding Up; Deemed Liquidation Events**.

3.1. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Preferred Stock equal to the Original Issue Price for such share, plus the amount of any dividends declared but unpaid thereon. If upon any such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this **Section 3.1**, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3.2. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to **Section 3.1** above, the holders of shares of Common Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any distribution of residual assets pursuant to **Section 3.3** below, an amount per share of Common Stock equal to the Original Issue Price per share of Preferred Stock plus the amount of any declared but unpaid dividends on such share of Common Stock. If upon any such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Common Stock the full amount to which they shall be entitled under this paragraph, the holders of shares of Common Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3.3. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to **Section 3.1** above and to the holders of shares of Common Stock pursuant to **Section 3.2** above, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Preferred Stock and Common Stock, pro rata on an as-converted to Common Stock basis.

4. **Conversion**.

4.1. **In General.** At any time if (a) requested by any holder of Preferred Stock and (b) approved in writing by the Board of Directors (which approval may be granted or withheld in its sole discretion), any share of Preferred Stock held by such holder may be converted, without the payment of additional consideration, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price for such share by the Conversion Price (as defined below) for such share in effect at the time of conversion. The "**Conversion Price**" for any share of Preferred Stock shall initially be equal to the purchase price for which such share was issued. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in **Section 4.4** below.

4.2. **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3. **Mechanics of Conversion.**

(a) *Notice of Conversion.* In order for a holder of Preferred Stock to convert shares of Preferred Stock into shares of Common Stock pursuant to **Section 4.1** above, in addition to obtaining the written approval of the Corporation as contemplated by **Section 4.1** above, such holder shall, if such holder's shares are certificated, surrender the certificate(s) for the applicable shares (or, if such holder alleges that such certificate(s) have been lost, stolen or destroyed, deliver a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation. The close of business on the date of receipt by the Corporation of such certificate(s) (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the applicable shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to the applicable holder, or to such holder's nominee(s), certificate(s) representing (or, if shares of Common Stock are uncertificated, a notice of issuance for) the number of whole shares of Common Stock issuable upon such conversion (and, if shares of Preferred Stock are certificated, a certificate for the number of shares of Preferred Stock represented by the surrendered certificate(s), if any, that were not converted into Common Stock), (ii) pay cash to the applicable holder in accordance with **Section 4.2** above in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (iii) pay to the applicable holder any declared but unpaid dividends on the shares of Preferred Stock converted.

(b) *Reservation of Shares.* If at any time any shares of Preferred Stock are to be converted into shares of Common Stock, the Corporation shall ensure that it has in its reserve of authorized but unissued capital stock, for the purpose of effecting such conversion, a sufficient number of duly authorized shares of Common Stock and, if for any reason it does not have such shares in such reserve, it shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as would be sufficient for such purposes, including engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Certificate of Incorporation.

(c)   *Effect of Conversion.* All shares of Preferred Stock surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate as of the Conversion Time, except for the right of the holders thereof to receive shares of Common Stock in exchange therefor and the other items described in clauses (i), (ii) and (iii) of **Section 4.3(a)** above. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for shareholder action, to the extent permitted by applicable law) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(d)   *No Further Adjustment.* Upon any conversion pursuant hereto, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(e)   *Taxes.* The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4.   **Adjustments to Conversion Price for Diluting Issues**.

(a)   *Special Definitions.* The following definitions shall apply:

(i)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire shares of Common Stock or Convertible Securities.

(ii)   "**Filing Date**" shall mean the date on which these Articles of Incorporation were filed with the Delaware secretary of state.

(iii)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for shares of Common Stock, but excluding Options.

(iv)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to **Section 4.4(c)** below, deemed to be issued) by the Corporation after the Filing Date, other than (1) the following shares of Common

6

Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(A)　　shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(B)　　shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by **Section 4.5, 4.6, 4.7 or 4.8** below;

(C)　　shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(D)　　shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(E)　　shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(F)　　shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors; or

(G)　　shares of Common Stock, Options or Convertible Securities issued in connection with research, collaboration, technology license, development, marketing or other similar agreements or strategic partnerships approved by the Board of Directors.

(b)　　*No Adjustment of Conversion Price.* No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(c)　　*Deemed Issue of Additional Shares of Common Stock.*

(i)   If the Corporation at any time or from time to time after the Filing Date issues any Options or Convertible Securities (other than Exempted Securities) or fixes a record date for the determination of holders of any class of securities entitled to receive any Options or Convertible Securities (other than Exempted Securities), then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date has been fixed, as of the close of business on such record date.

(ii)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of **Section 4.4(d)** below, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (ii) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issuance of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this **Section 4.4.(c)(ii)** shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (x) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (y) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(iii)   If the terms of any Option or Convertible Security (other than Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of **Section 4.4(d)** below (because the consideration per share (determined pursuant to **Section 4.4(e)** below) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect), are revised after the Filing Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (ii) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in **Section 4.4(c)(i)** above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(iv)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that (upon either its original issuance or a revision of its terms) triggered an adjustment to the Conversion Price pursuant to the terms of **Section 4.4(d)** below, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(v)   If the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this **Section 4.4(c)** shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in **Section 4.4(c)(ii)** or **Section 4.4 (c)(iii)**, as applicable). If the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this **Section 4.4(c)** at the time of such issuance or amendment shall instead be effected at the time such number of shares or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(d)   *Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.* If the Corporation at any time after the Filing Date issues any Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to **Section 4.4(c)** above), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance, then the Conversion Price shall be reduced, concurrently with such issuance, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of this formula:

(i)   "**CP2**" means the Conversion Price in effect immediately after such issuance of Additional Shares of Common Stock;

(ii)   "**CP1**" means the Conversion Price in effect immediately prior to such issuance of Additional Shares of Common Stock;

(iii)   "**A**" means the number of shares of Common Stock outstanding immediately prior to such issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or upon conversion or exchange of Convertible Securities outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issuance);

(iv) "**B**" means the number of shares of Common Stock that would have been issued pursuant to such issuance of Additional Shares of Common Stock, if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issuance of Additional Shares of Common Stock by CP1); and

(v) "**C**" shall mean the number of such Additional Shares of Common Stock actually issued pursuant to such issuance of Additional Shares of Common Stock.

(e) *Determination of Consideration*. For purposes of this **Section 4.4(e)**, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(i) Cash and Property: Such consideration shall:

(A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(B) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issuance, as determined in good faith by the Board of Directors; and

(C) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board of Directors.

(ii) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to **Section 4.4(c)** above, relating to Options and Convertible Securities, shall be determined by dividing:

(A) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for

Convertible Securities and the conversion or exchange of such Convertible Securities, by

        (B)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

      (f)   *Multiple Closing Dates.* In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions (as determined in good faith by the Board of Directors) and that would result in an adjustment to the Conversion Price pursuant to the terms of **Section 4.4(d)** above, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

    4.5.   **Adjustment for Stock Splits and Combinations**. If the Corporation at any time or from time to time effects a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before such subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time combines the outstanding shares of Common Stock, the Conversion Price in effect immediately before such combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

    4.6.   **Adjustment for Certain Dividends and Distributions**. In the event the Corporation at any time or from time to time issues a dividend or other distribution on the Common Stock in the form of additional shares of Common Stock, then and in each such event, the Conversion Price in effect immediately before such issuance shall be decreased as of the time of such issuance by multiplying the Conversion Price then in effect by a fraction (a) the numerator of which is the total number of shares of Common Stock outstanding immediately prior to such issuance and (b) the denominator of which is the total number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock issued pursuant to such issuance. Notwithstanding the foregoing, no adjustment shall be made pursuant to this **Section 4.6** if the holders of shares of Preferred Stock receive, simultaneously with the issuance of such dividend or other distribution on the Common Stock, a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received pursuant to such dividend or other distribution on the Common Stock if all outstanding shares of Preferred Stock had been

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converted into shares of Common Stock immediately prior to the record date for determination of holders entitled to receive such dividend or other distribution on the Common Stock.

4.7. **Adjustments for Other Dividends and Distributions**. In the event the Corporation at any time or from time to time issues a dividend or other distribution on the Common Stock in the form of securities of the Corporation (other than in the form of additional shares of Common Stock), then and in each such event, the holders of Preferred Stock shall receive, simultaneously with the issuance of such dividend or other distribution on the Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property that they would have received pursuant to such dividend or other distribution on the Common Stock if all outstanding shares of Preferred Stock had been converted into shares of Common Stock immediately prior to the record date for determination of holders entitled to receive such dividend or other distribution on the Common Stock.

4.8. **Adjustment for Merger or Reorganization, etc**. Subject to the provisions of Section C above, if there is a reorganization, recapitalization, reclassification, consolidation, merger or share exchange involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by **Sections 4.4, 4.6 or 4.7** above), then, following any such transaction, each share of Preferred Stock shall be convertible into (in lieu of the Common Stock into which it was convertible prior to such event) the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock issuable upon conversion of one share of Preferred Stock immediately prior to such transaction would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall thereafter be made in the application of the provisions hereof with respect to the rights and interests of the holders of the Preferred Stock, so that the provisions hereof (including provisions with respect to adjustments of the Conversion Price) shall apply, as nearly as reasonably possible, to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9. **Certificate as to Adjustments**. Upon the occurrence of any adjustment or readjustment of the Conversion Price pursuant hereto, the Corporation shall, as promptly as reasonably practicable but in any event not later than thirty (30) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than thirty (30) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

5. **Redemption**.

5.1.   The Corporation shall have the right to redeem all, or any portion of, the outstanding shares of Preferred Stock at any time. (For clarity, the Corporation may, in its sole discretion, exercise such right to redeem shares of some holders of Preferred Stock without redeeming shares of other holders of Preferred Stock.) The redemption price per share under this paragraph shall be determined using the following calculation: (A) multiply the Years of Ownership for such share by 15%, (B) add one to the result from A, (C) multiply the result from B by the Original Issue Price for such share, and (D) subtract from the result from C the total amount of cash dividends paid on the share between the original date of ownership by the current holder and the date of redemption. Notwithstanding the foregoing, if there is a sale of the Corporation, the Corporation shall not exercise its redemption right later than 90 days before such sale.

5.2.   The Corporation shall effect any redemption under **Section 5.1** by written notice to the holder of the applicable share(s), which notice shall state (i) the number of shares of such holder to be redeemed, (ii) the date of such redemption, (iii) the aggregate redemption price, and (iv) if the shares to be redeemed are represented by one or more certificates, that the holder of such shares is to surrender such certificate(s) (or, if such holder alleges that such certificate(s) has been lost, stolen, or destroyed, deliver a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of such certificate) to the Corporation in the manner and at the place designated in such notice. On the redemption date, the Corporation shall pay the aggregate redemption price to such holder; provided, however, that if the shares to be redeemed are represented by one or more certificate(s) and the holder of such shares has not surrendered such certificate(s) (or, if applicable, delivered a lost certificate affidavit and agreement) as contemplated by such notice, then (x) the Corporation shall not be required to pay the redemption price to the holder of such shares until such holder surrenders such certificate(s) (or, if applicable, delivers a lost certificate affidavit and agreement) to the Corporation as contemplated by such notice, and (y) if, notwithstanding clause (x) above, the Corporation pays the aggregate redemption price to such holder, then, even if such holder has not surrendered such certificate(s) (or, if applicable, delivered a lost certificate affidavit and agreement) to the Corporation as contemplated by such notice, dividends with respect to such shares shall cease to be payable after the date of such payment and all rights with respect to such shares shall terminate as of the date of such payment.

5.3.   Following the second anniversary of the issuance of any share of Preferred Stock, the holder of such share may request redemption of such share at a per share price equal to (a) if such request is made prior to the third anniversary of the issuance of such share, 70 percent of the Original Issue Price; (b) if such request is made after the third but prior to the fourth anniversary of the issuance of such share, 80 percent of the Original Issue Price; (c) if such request is made after the fourth but prior to the fifth anniversary of the issuance of such share, 90 percent of the Original Issue Price; and (d) if such request is made after the fifth anniversary of the issuance of such share, 100 percent of the Original Issue Price; provided, however, that if the Board of Directors determines that a requested redemption may violate applicable law or impair the Corporation's ability to operate effectively, the Board of Directors may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes, in any case in any reasonable manner determined by the Board of Directors. As a condition to any redemption under this paragraph, the applicable holder shall (i) if the shares to be redeemed are represented by one or more certificate(s), surrender such certificate(s) (or, if such holder alleges that such certificate(s) has been lost, stolen, or destroyed, deliver a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of such certificate) to the Corporation, in the manner and at the place designated by the Corporation, and (ii) otherwise comply with any reasonable instructions of the Corporation to effectuate such redemption. A redemption may not be made unless, immediately following such redemption, the Corporation shall have an outstanding class of Common Stock that is not subject to redemption.

5.4. In connection with a redemption, if the Corporation redeems less than all of the shares of Preferred Stock represented by a certificate surrendered to the Corporation as contemplated hereby, the Corporation shall promptly issue to the applicable holder a new certificate representing the unredeemed shares.

6. **Voting**. Except as expressly provided herein or otherwise required by applicable law, (a) the holders of Preferred Stock shall have no voting rights with respect to the affairs of the Corporation by reason of their ownership of such shares, and (b) all voting rights with respect to the affairs of the Corporation shall belong to the holders of Common Stock, in proportion to the number of shares of Common Stock held by them.

7. **Information Rights**. For each fiscal year, the Corporation shall deliver to each holder of Preferred Stock unaudited financial statements for such fiscal year no later than 90 days following the close of such fiscal year.

ARTICLE VI

No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless otherwise required by applicable law at the time of such election. Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

In furtherance and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal bylaws of the Corporation.

In accordance with Section 500 of the California Corporations Code (to the extent applicable), a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (a) any repurchase of Common Stock issued to or held by any employee, officer, director, or consultant of the Corporation upon termination of such person's employment or services relationship with the Corporation pursuant to any agreement between such person and the Corporation providing for such a right of repurchase, (b) any repurchase of Common Stock issued to or held by any employee, officer, director or consultant of the Corporation pursuant to any right of first refusal set forth in any agreement between such person and the Corporation, and (c) any repurchase of Common Stock in connection with the settlement of any dispute with any stockholder of the Corporation.

ARTICLE VII

To the fullest extent permitted by applicable law, the personal liability of the directors of the Corporation for monetary damages for breach of fiduciary duty as a director of the Corporation shall be eliminated. If applicable law is hereafter amended to permit a Corporation to eliminate such personal liability to a greater extent than is permitted as of the date of filing hereof, then such personal liability shall be eliminated to such greater extent.

To the fullest extent permitted by applicable law, the Corporation shall indemnify (and provide advancement of expenses to) any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation. If applicable law is hereafter amended to permit a Corporation to provide such indemnification (or advancement of expenses) to a greater extent than is permitted as of the date of filing hereof, then the Corporation shall provide such indemnification (or advancement of expenses) to such greater extent.

Any disinterested failure to satisfy Section 365 of the Delaware General Corporation Law shall not, for the purposes of Section 102(b)(7) or Section 145 of the Delaware General Corporation Law, constitute an act or omission not in good faith or a breach of the duty of loyalty.

Any repeal or modification of this **Article VII** shall be prospective only and shall not affect any rights or protections or increase the liability of any officer or director under this **Article VII** in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (c) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws, or (d) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

ARTICLE IX

The name and mailing address of the incorporator are as follows:

Jamie Frank
[redacted f or privacy]

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 16th day of December, 2019.

Jamie Frank, Incorporator